UNITED STATES                 OMB APPROVAL
                 SECURITIES AND EXCHANGE COMMISSION OMB Number:235-0058
                       Washington, D.C. 20549      Expires:May 31, 1997
                                               Estimated average burden
                             FORM 12b-25       hours per response..2.50

                     NOTIFICATION OF LATE FILING        SEC FILE NUMBER
                                                            0-17776
                                                          CUSIP NUMBER
                                                           521784306
(Check One): X Form 10-K__Form 20-F__Form 11-K__Form 10-Q__ Form N-SAR

     For Period Ended:                                 12-31-96

     [   ] Transition Report on Form 10-K
     [   ] Transition Report on Form 20-F
     [   ] Transition Report on Form 11-K
     [   ] Transition Report on Form 10-Q
     [   ] Transition Report on Form N-SAR
     For the Transition Period Ended: ______________________

Read Instructions (on back page) Before Preparing Form.  Please Print or
Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                 LEAK-X ENVIRONMENTAL CORPORATION
Full Name of Registrant

Former Name if Applicable

                 790 EAST MARKET STREET, SUITE 270
Address of Principal Executive Office (Street and Number)

                    WEST CHESTER, PA 19382-4806
City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
 x   (b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
                                        (Attach Extra Sheets if Needed)
                           SEE ATTACHMENT A             SEC 1344 (6/94)

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Eileen E. Bartoli        (610)          344-3380
     (Name)                   (Area Code)    (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).
      X  Yes   __ No

(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the
     subject report or portion thereof? X Yes     __ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
                           SEE ATTACHMENT B

                      LEAK-X ENVIRONMENTAL CORPORATION
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date   March 27, 1997   By /s/ Joyce A. Rizzo, Chief Executive Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                               ATTENTION
Intentional misstatements or omissions of fact constitute Federal
Criminal Violations (See 18 U.S.C. 1001).

                         GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (232.201 or 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (232.13(b) of this chapter).

                           Attachment A

     As a consequence of developments subsequent to the end of the registrant's fiscal year ended December 31, 1996, which developments could affect disclosures required by Form 10-KSB and which have not yet been fully resolved, the registrant has been delayed in completing certain portions of the Registrant's Form 10-KSB for the fiscal year ended December 31, 1996.


                          Attachment B

                           Year ended                  Year ended
                        December 31, 1996          December 31, 1995

Revenues                         $7,975,249             $6,181,322
Operating income / (loss)          (735,011)                57,855
Net income / (loss) from
  continuing operations            (772,307)                39,406
Net loss from discontinued
   operations                        -------              (492,610)
Net loss                           (772,307)              (453,204)
Net income /(loss) per share from
  continuing operations              ($0.66)                 $0.05
Net loss per share from
  discontinued operations             $0.00                 ($0.67)
Net loss per share                   ($0.66)                ($0.61)

The significant change in results of operations from the corresponding period for the last fiscal year is due to the dramatic decline in sales which the Company experienced at its groundwater remediation equipment manufacturing operations during Fiscal 1996. This change is consistent with previous discussions as filed in the Company's Form 10-QSBs throughout the year.